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*AD\**
*3/5*

# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8-65270 |

### FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/08___ AND ENDING ___12/31/08___
                                    MM/DD/YY                      MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: B&T SECURITIES, INC.

| OFFICIAL USE ONLY |
|---|
| |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 EAST ATLANTIC AVENUE SUITE 230
                        (No. and Street)

| DELRAY BEACH | FL | 33444 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RAYMOND J. CHODKOWSKI                                    (561) 750-8233
                                                (Are Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AHEARN, JASCO + COMPANY, P.A.
                    (Name – if individual, state last, first, middle name)

| 190 SE 19TH AVENUE | POMPANO BEACH | Florida | 33060 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing
Section

FEB 27 2009

Washington, DC
111

| FOR OFFICIAL USE ONLY |
|---|
| |

*\*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*



SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, <u>Todd M. Thomas</u>    , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>B&T Securities, Inc.</u>, as of <u>December 31, 2008</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

 

 

_____

**Signature**

_____

**Title**

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (i) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☑ (j) An Oath or Affirmation.
- ☐ (k) A copy of the SIPC Supplemental Report.
- ☑ (l) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (m) Exemptive Provision Rule under 15c3-3.

*\*\*For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

B&T SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008
AND
INDEPENDENT AUDITORS' REPORT

B&T SECURITIES, INC.

TABLE OF CONTENTS



**Ahearn Jasco + Company**

Business and Financial Consultants
Certified Public Accountants
Chartered

190 Southeast 19th Avenue
Pompano Beach, Florida 33060
www.ahearncpa.com

Toll Free 877-781-8803
Phone 954-781-8800
Fax 954-785-8673

## INDEPENDENT AUDITORS' REPORT

Board of Directors
B&T Securities, Inc.

We have audited the accompanying statement of financial condition of B&T Securities, Inc. (the "Company") as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of B&T Securities, Inc. as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

*Ahearn Jasco + Company. P.A.*

AHEARN, JASCO + COMPANY, P.A.
Certified Public Accountants

Pompano Beach, Florida
February 18, 2009

1

## ASSETS

CURRENT ASSETS:

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 183,506 |
| Cash on deposit with clearing organization | | 100,000 |
| Commissions receivable | | 47,543 |
| Prepaid expenses and other current assets | | 17,848 |
| TOTAL CURRENT ASSETS | | 348,897 |
| PROPERTY AND EQUIPMENT, net | | 37,959 |
| OTHER ASSETS | | 4,051 |
| TOTAL | $ | 390,907 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 104,466 |

STOCKHOLDERS' EQUITY:

| | | |
|---|---|---:|
| Common stock, $0.01 par value; 1,000 shares authorized, issued, and outstanding | | 10 |
| Additional paid in capital | | 236,740 |
| Retained earnings | | 49,691 |
| TOTAL STOCKHOLDERS' EQUITY | | 286,441 |
| TOTAL | $ | 390,907 |

The accompanying notes should be read with this financial statement

## NOTE 1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Organization and Basis of Presentation

B&T Securities, Inc. (the "Company") was incorporated in the State of Florida on January 11, 2002 and is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA").

The Company is engaged in a single line of business as a securities broker-dealer. The Company manages its customer accounts through National Financial Services LLC ("National") on a fully disclosed basis. National provides services, handles the Company's customers' funds, holds securities, and remits monthly activity statements to the customers on behalf of the Company.

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

### Property and Equipment

Furniture, equipment and leasehold improvements are recorded at cost and depreciated over the estimated useful lives of those assets using the straight-line method.

### Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments, if any, purchased with an original maturity of three months or less. The Company periodically maintains cash balances with financial institutions which are in excess of the insured limits.

### Fair Value of Financial Instruments

SFAS No. 107, "Disclosure about Fair Value of Financial Instruments," required disclosure of an estimate of fair value of certain financial instruments. The Company's significant financial instruments are cash, receivables, and other short-term assets and liabilities. For these financial instruments, carrying values approximate fair value.

## NOTE 2.    NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $226,583, which was $221,583 in excess of its required net capital of $5,000. The Company had a ratio of aggregate indebtedness to net capital of .46 to 1, based on aggregate indebtedness of $104,466 as of December 31, 2008.

## NOTE 3.  PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of December 31, 2007:

| | |
|---|---:|
| Furniture | $ 25,284 |
| Equipment | 61,509 |
| Leasehold improvements | 15,045 |
| Total cost | 101,838 |
| Less: Accumulated depreciation | 63,879 |
| Property and equipment, net | $ 37,959 |

## NOTE 4.  CONCENTRATIONS AND CREDIT RISKS

**Financial Instruments With Off-Balance Sheet Risk**
The Company may periodically sell securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2008.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and its clearing broker monitor required margin levels and, pursuant to regulatory guidelines, require the customers to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counter-party is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customers obligations. The Company controls this risk by monitoring the market value of securities pledged and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance.

NOTE 4.     CONCENTRATIONS AND CREDIT RISKS (continued)

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing for each counter-party.